United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                 BIOSTAR ANGEL STEM CELL CORPORATION
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                None
                           (CUSIP Number)
                      419 Hindry Avenue, Suite E
                     Inglewood, California 90301
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                         January 16, 2018
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

======================================================================
CUSIP NO.  None                  13D                  Page 2


1.      Name of Reporting Persons:     R BIO CO., LTD.
-------------------------------------------------------------------

2.      Check the appropriate box if a member of a group:
          (a)
          (b)
-------------------------------------------------------------------
3.      SEC use only
-------------------------------------------------------------------
4.      Sourt of Funds                 PF
-------------------------------------------------------------------
5.      Check if disclosure of legal proceeding is required pursuant
	to Itmes 2(d) or 2(e)          [ X ]
-------------------------------------------------------------------
6.       Citizenship or place of organization: Republic of Korea
-------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power:             2,000,000 shares common directly
                                           owned
-------------------------------------------------------------------
8.	Shared Voting Power:           0
-------------------------------------------------------------------
9.	Sole Dispositive Power:        2,000,000 shares
-------------------------------------------------------------------
10.	Shared Dispositive Power:      0
-------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       2,000,000 shares common
-------------------------------------------------------------------
12.     Check if The Aggregate Amount in Row 11 Excludes Certain Shares.
                 /  /                  [   ]
-------------------------------------------------------------------
13.	Percent of Class Represented by Amount in Row 11
                                       18.7%
          (based on 10,680,000 shares outstanding)
-------------------------------------------------------------------
14.       Type of Reporting Person:    Corporation

======================================================================
CUSIP NO.  None                  13D                  Page 3

Item 1        Security and Issuer

     (a)      Name of Issuer: Biostar Angel Stem Cell Corporation

     (b)      Address of Issuer's 419 Hindry Avenue, Suite E
				  Inglewood, CA 90201

      (c)     Common stock, $0.0001 par value per share
-------------------------------------------------------------------
Item 2       Identity and Background

     (a)     Name of Person Filing:      R Bio Co. Ltd

     (b)     Address of Principal Business or, if none, Residence:
                         Geumcheon-gu, Gasan Digital 2-ro 98,
			 Lotte IT Castle #2-305
			 Seoul, Republic of Korea 08506

  (c) Principal occupation or employment: manufacturing and sales of life science products such as cell and stem cell products, together with the cell culturing agent. Also engages in research and development on stem cell related science.

     (d)   In 2015, R Bio Co. Ltd. was found guilty in the Seoul Southern
		District Court, affirmed in 2017 by the Seoul High Court-Court of Appeals of (i) violation of customs regulations (Korean Customs Code Article 270, 269 and 241), (ii) violation of foreign currency exchange regulations (Korean Foreign Currency Exchange Code Article 28 and 18), and (iii) violation of pharmaceutical regulations (Korean Pharmacist Code
		Article 93 and 31). R Bio Co.Ltd. was fined approximately
		USD $50,000. R Bio Co. Ltd has appealed the matter to the Supreme Court of Korea which has accepted to hear the case, and when the Supreme Court of Korea renders its judgment, such judgment will then become the final judgment on these matters.

     (e)     During the last five years, R Bio Co. Ltd. has not been a
		party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)     Citizenship:    Republic of Korea

  -------------------------------------------------------------------
Item 3.      Source and Amount of Funds or Other Consideration

		corporate funds

  -------------------------------------------------------------------
Item 4.      Purpose of transaction

		invesment in issuer with change in control of company

-------------------------------------------------------------------
Item 5.        Interest in Securities of Issuer

 	(a)	As of the filing date of the Schedule 13D, R Bio Co Ltd.

		(i) is the beneficial owner and
		(ii) has sole power to vote
		(iii) 2,000,000 shares of common stock which represents
			approximately 18.7% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).

 	(b)	The responses to Items 7-11 of the cover page of this Schedule 13D are
		incorporated herein.

 	(c)	Except as set forth or incorporated herein, no other transaction in the
		common stock has been effected during the past 60 days.

 	(d)	Not applicable.

 	(e)	Not applicable.

-------------------------------------------------------------------
Item 6. 	Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer

		Not applicable.

-------------------------------------------------------------------
Item 7. 	Materials to Be Filed as Exhibits

		Not applicable.

-------------------------------------------------------------------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					 R BIO CO., LTD.

  Dated: March 6, 2018           By: /s/ Ra, Jeong-Chan
                                   --------------------------------------
	  		                Ra, Jeong-Chan